# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AYTU BIOPHARMA, INC, CIK 0001385818
CUSIP: 054754858
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7900 E. UNION AVENUE, SUITE 920, DENVER, Colorado (CO), 80237
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-25-000682
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 137,723; shared voting power 933,628; sole dispositive power 137,723; shared dispositive power 933,628; aggregate amount beneficially owned 1,071,351 (9.99% of the class)
  Comment: The shares of the Common Stock reported herein consist of 535,318 shares of Common Stock and warrants to purchase 731,666 shares of Common Stock, subject to a 9.99% beneficial ownership limitation. The percentages reported in this Schedule 13G are based on 10,188,208 shares of Common Stock outstanding as of November 1, 2025, as reported in the Form 10-Q filed by the Issuer for the quarterly period ended September 30, 2025.
- LYTTON-KAMBARA FOUNDATION: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 895,528; sole dispositive power 0; shared dispositive power 895,528; aggregate amount beneficially owned 895,528 (8.8% of the class)
  Comment: The shares of the Common Stock reported herein consist of 497,218 shares of Common Stock and warrants to purchase 398,310 shares of Common Stock, subject to a 9.99% beneficial ownership limitation. The percentages reported in this Schedule 13G are based on 10,188,208 shares of Common Stock outstanding as of November 1, 2025, as reported in the Form 10-Q filed by the Issuer for the quarterly period ended September 30, 2025.

## Item 1. Issuer
Name of issuer: AYTU BIOPHARMA, INC
Address of issuer's principal executive offices: 7900 E. UNION AVENUE, SUITE 920, DENVER, CO, 80237

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton and Lytton-Kambara Foundation ("Foundation")
Address of principal business office or, if none, residence:
467 Central Park West
New York, NY 10025
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Lytton: 1,071,351

Foundation: 895,528
Percent of class:
Lytton: 9.99%
Foundation: 8.8%
Sole power to vote or to direct the vote:
Lytton: 137,723

Foundation: 0
Shared power to vote or to direct the vote:
Lytton: 933,628

Foundation: 895,528
Sole power to dispose or to direct the disposition:
Lytton: 137,723

Foundation: 0
Shared power to dispose or to direct the disposition:
Lytton: 933,628

Foundation: 895,528

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 99.1 - AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W. Lytton, Reporting Person (02/17/2026)
- LYTTON-KAMBARA FOUNDATION: /s/ Laurence W. Lytton, President (02/17/2026)